Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Country and/or State of
Name	Incorporation
XPO Logistics, Inc.	Delaware
Bounce Logistics, Inc.	Delaware
Concert Group Logistics, Inc.	Delaware
CGL Logistics Canada Inc.	Canada
Express-1, Inc.	Michigan
XPO Air Charter, LLC	Delaware
XPO Logistics Canada Inc.	Canada, Ontario
XPO Logistics, LLC	Delaware
XPO Dedicated, LLC	Delaware